Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

FAQs

1) What is the rationale for this transaction?
Acquiring The Pepsi Bottling Group and PepsiAmericas will significantly accelerate the strategic transformation of PepsiCo’s North America Beverage business that is already underway. A simpler, leaner, faster and more flexible system will solidify PepsiCo’s position in liquid refreshment beverages and provide competitive advantages that will better position the company for the future.  Specifically, by consolidating the three companies, PepsiCo can bring innovative products to market faster while lowering costs for the total system; consolidate hot-fill and cold-fill manufacturing opportunities which should yield cost savings for reinvestment in innovation and growth; incubate niche products to compete better in an increasingly fragmented category; deploy multiple go-to-market systems that will give us increased flexibility; and eliminate redundant costs between various systems including headquarters and back office.  In addition, PepsiCo will also be in a better position to serve the changing needs of its retail and food service customers, to whom it would be better able to offer enhanced customer service and “Power of One” food and beverage bundling opportunities.

2) What are the strategic benefits of reconsolidating?
The formation of our anchor bottlers a decade ago was the right decision for the environment at that time when carbonated soft drinks (CSDs) dominated. More recently, we have seen a proliferation of non-carbonated beverages and functional beverages based on different manufacturing platforms with different economics than traditional CSDs.   In addition, the consolidation of retailers demands more responsive customer service.  For these reasons, in this environment, we believe a fully integrated and more agile beverage system would improve our cost structure, generate stronger top-line growth over the long term, and more effectively meet the needs of both our customers and consumers.

3) What are the financial benefits?
PepsiCo expects that this transaction would be accretive to earnings-per-share by at about $0.15 cents per share when synergies are fully realized. By 2012, the transaction is expected to yield $300 million of pre-tax synergies annually.  Synergies come from overlapping administrative functions; the reduction of manufacturing and warehouse logistics and other supply-chain costs; the rationalization of selling and other go-to market functions; and the benefits from enhanced distribution of our products.

4) How would your international business benefit from this transaction?
This transaction would leverage our scale in Europe to create a stronger  business across the region.  We are already joint venture partners in our very successful businesses in Russia and the Ukraine.  We see opportunities to derive even more synergies than currently in these countries – as well as with our successful snacks/beverage businesses in Eastern Europe (Poland and Romania).  Our experience internationally tells us that the combination of snacks and beverages in these emerging markets is a strong positive as resources, know-how and management capability are shared.  In Mexico and Turkey we will leverage our existing snacks capabilities to generate positive momentum in sub-scale beverage businesses.  While the economic downturn is impacting these markets, we believe they present solid long-term prospects.

5) What are the terms of the deal?
Under the agreements, PBG shareholders will have the option to elect either $36.50 in cash or 0.6432 shares of PepsiCo common stock (which had a value of $36.50 based on PepsiCo closing share price of $56.75 on July 31, 2009) for each share of PBG, subject to proration such that the aggregate consideration to be paid to PBG shareholders shall be 50% cash and 50% PepsiCo common stock. Similarly, PAS shareholders will have the option to elect either $28.50 in cash or 0.5022 shares of PepsiCo common stock for each share of PAS (which had a value of $28.50 based on PepsiCo closing share price of $56.75 on July 31, 2009), subject to proration such that the aggregate consideration to be paid to PAS shareholders shall be 50% cash and 50% PepsiCo common stock.  The total value of the shares that PepsiCo will be acquiring is about $7.8 billion, and the acquisitions will create one of the largest food and beverage companies globally with annual revenues of over $60 billion.

6) When would the transactions close?
The transactions are not subject to financing contingencies and they will undergo customary regulatory approvals, as well as approval of the transaction by shareholders of PBG and PAS.  We expect the transactions to close in late 2009 or early 2010.

Cautionary Statement
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.